

Mail Stop 3561

July 23, 2018

Mark E. Shamber
Chief Financial Officer
SpartanNash Company
850 76th Street S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

>   **Re: SpartanNash Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 26, 2018**
>   **File No. 0-31127**

Dear Mr. Shamber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 26

1. Please revise your disclosure of why each of the non-GAAP measures is useful to investors to clearly explain how investors should use the non-GAAP financial measures or what specifically the measures tell investors.

Critical Accounting Policies and Estimates

Goodwill, page 34

2. We note you adopted ASU 2017-04 during fiscal 2017. As such, please revise your disclosure in the first paragraph to clarify that if a reporting unit is less than its carrying value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit's fair value not to exceed the total amount of goodwill allocated to the reporting unit.

Item 8. Financial Statements and Supplementary Data

Note 11 – Associate Retirement Plans, page 61

3. Please tell us why the amount of the noncurrent liability for the retiree medical plan at the end of each year differs from the amounts disclosed in the consolidated balance sheets.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 8 – Associate Retirement Plans, page 15

4. Please explain to us why you omitted the disclosure regarding the amount of net periodic benefit costs and their components recognized for each period. Please refer to paragraph j.1. of ASC 270-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products